Sphere 3D and V3 Systems Exhibiting at HIMSS 2014

To demonstrate Desktop and Application Cloud Computing solutions at HIMSS 2014

Mississauga, Ontario – February 19, 2014 – Sphere 3D Corporation (TSXV: ANY, OTCQX: SPIHF), a virtualization technology solution provider making it possible for incompatible devices and applications to run over the cloud, today announced that Sphere 3D and V3 will demonstrate their technologies at the HIMSS 2014 Annual Conference. The conference, held at the Orange County Convention Center in Orlando, FL from February 23 - 27, 2014, brings together over 37,000 healthcare IT professionals, clinicians, executives and leading HIT companies from around the world. During the conference, Sphere 3D will be showcasing the Company's Glassware and V3 suite of solutions at HIMSS booth #3791.

In the Healthcare industry, the most important metric is the quality of care provided to patients. This is often dependent upon how quickly care providers can access the content needed to provide the best and most responsive care possible.

Budgetary and technology constraints have led healthcare organizations to acquire disparate systems, over time, that can be a challenge to integrate and up until now, an even greater challenge to virtualize. Utilizing Sphere 3D and V3 Systems product suites, IT has the ability to build out their IT systems in the most versatile architecture not seen in the marketplace today and enables them to virtualize a wide range of legacy systems in the process. You can now choose the specific balance of virtual desktops, virtual applications, storage, on premise, cloud and hybrid cloud based building blocks to achieve optimal performance, security and cost savings.

Visit HIMSS booth #3791 to learn more about Sphere 3D’s and V3’s unique platform through live demonstrations, and opportunities for face-to-face conversations with various members of the executive team.

Sphere 3D Contact:
Peter Tassiopoulos, CEO
Tel: (416) 749-5999
Peter@sphere3d.com

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) (OTCQX:SPIHF) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com

Forward-Looking Statements

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